EXHIBIT 12.1

LANDRY’S RESTAURANTS, INC

RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
	2005	2004
Income before taxes	$60,143,946	$77,950,105
Fixed charges, as adjusted	44,196,172	24,431,862

	$104,340,118	$102,381,967

Fixed charges:
Interest expense including amortization of debt costs	$29,043,472	$9,469,964
Capitalized interest	1,080,994	1,013,350
Interest factor on rent (1/3 rent expense)	15,152,700	14,961,898

Total fixed charges	45,277,166	25,445,212
Less capitalized interest	(1,080,994)	(1,013,350)

Fixed charges, as adjusted	$44,196,172	$24,431,862

Ratio of earnings to fixed charges	2.3	4.0